# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W AIRPORT ROAD, STILLWATER, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-027867
Filed by CIK 0001598176

## Reporting persons
- Bayshore Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 8,473,160; sole dispositive power 0; shared dispositive power 8,473,160; aggregate amount beneficially owned 8,473,160 (3.89% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 217,976,175 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of March 23, 2026 (according to the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 30, 2026). As of March 31, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance.
- Bayshore Rare Earths II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,904,265; sole dispositive power 0; shared dispositive power 5,904,265; aggregate amount beneficially owned 5,904,265 (2.71% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 217,976,175 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of March 23, 2026 (according to the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 30, 2026). As of March 31, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance.
- Bayshore MGR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,230,583; sole dispositive power 0; shared dispositive power 6,230,583; aggregate amount beneficially owned 6,230,583 (2.86% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 217,976,175 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of March 23, 2026 (according to the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 30, 2026). As of March 31, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance.
- Tready A. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 37,073; shared voting power 8,626,170; sole dispositive power 37,073; shared dispositive power 8,626,170; aggregate amount beneficially owned 8,663,243 (3.97% of the class)
  Comment: Tready A. Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC ("Bayshore Capital") and exercises sole voting and dispositive control over the securities held directly and indirectly by Bayshore Capital and may be deemed to beneficially own all of their reported Shares of the Issuer. Ms. Smith expressly disclaims beneficial ownership of all Shares beneficially owned by Bayshore Capital except to the extent of her pecuniary interest therein. Such percentage in row 11 is based on an aggregate of 217,976,175 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of March 23, 2026 (according to the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 30, 2026). As of March 31, 2026, the percentage in row 11 is less than 5% as a result of dilution from company share issuance.

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W AIRPORT ROAD, STILLWATER, OKLAHOMA 74075

## Item 2. Person Filing
Name of person filing:
Bayshore Capital Advisors, LLC

Bayshore Rare Earths II, LLC

Bayshore MGR, LLC

Tready A. Smith
Address of principal business office or, if none, residence:
1700 S. MACDILL AVENUE
SUITE 340
TAMPA, Florida
33629
Citizenship:
Bayshore Capital Advisors, LLC - FLORIDA

Bayshore Rare Earths II, LLC - DELAWARE

Bayshore MGR, LLC - DELAWARE

Tready A. Smith - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,663,243
Percent of class: 3.97
Sole power to vote or to direct the vote:
Bayshore Capital Advisors, LLC - 0

Bayshore Rare Earths II, LLC - 0

Bayshore MGR, LLC - 0

Tready A. Smith - 37,073
Shared power to vote or to direct the vote:
Bayshore Capital Advisors, LLC - 8,473,160

Bayshore Rare Earths II, LLC - 5,904,265

Bayshore MGR, LLC - 6,230,583

Tready A. Smith - 8,626,170
Sole power to dispose or to direct the disposition:
Bayshore Capital Advisors, LLC - 0

Bayshore Rare Earths II, LLC - 0

Bayshore MGR, LLC - 0

Tready A. Smith - 37,073
Shared power to dispose or to direct the disposition:
Bayshore Capital Advisors, LLC - 8,473,160

Bayshore Rare Earths II, LLC - 5,904,265

Bayshore MGR, LLC - 6,230,583

Tready A. Smith - 8,626,170

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Acquisition Statement Pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 25, 2025).

## Signatures
- Bayshore Capital Advisors, LLC: /s/ Tready A. Smith, Tready A. Smith/as Chief Executive Officer (04/23/2026)
- Bayshore Rare Earths II, LLC: /s/ Tready A. Smith, Tready A. Smith/as Manager (04/23/2026)
- Bayshore MGR, LLC: /s/ Tready A. Smith, Tready A. Smith/as Manager (04/23/2026)
- Tready A. Smith: /s/ Tready A. Smith, Tready A. Smith (04/23/2026)